Filed by UMB Financial Corporation

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: UMB Financial Corporation

Commission File No. 001-38481

The following materials were shared with employees of UMB Financial Corporation on October 27, 2026.

El Dorado Acquisition Announcement – Q&A for UMB associates

Update: Oct. 27, 2026

ABOUT THE ANNOUNCEMENT

What have we announced?

•	On Oct. 27, 2026, UMB Financial Corporation announced the execution of a definitive agreement to acquire El Dorado Savings Bank, F.S.B. (El Dorado).

•	The transaction is subject to customary closing conditions, including regulatory approvals and the approval of El Dorado’s shareholders, and is expected to close in the first quarter of 2027.

•	Following that, we anticipate conversion to occur either late in the first quarter or early in the second quarter of 2027.

How will this benefit UMB?

•

This acquisition provides UMB with $2.1 billion in core, granular, low-cost consumer deposits with an incredibly attractive low loan-to-deposit ratio of 24%, providing additional liquidity to help fund UMB’s continued peer-leading loan growth.

•	The acquisition will expand UMB’s retail presence to Northern California and Western Nevada, a market area rich in attractive deposits.

•	This transaction meaningfully augments UMB’s West Coast retail presence, adding 31 branches in California and four in Nevada, expanding UMB’s overall network to 227 branches across 15 states.

Who is El Dorado?

•

El Dorado Savings Bank is a federal savings bank headquartered in Placerville, California. Founded in 1958 by a group of local businesspeople, El Dorado has served the greater Sacramento region and surrounding markets for over 67 years. Since its founding, El Dorado has supported the local community through competitive savings programs and homeownership through mortgage and home equity line of credit loans. El Dorado offers customers access to 35 branch locations, ATMs, telephone banking, Internet Banking, and Mobile Banking, while maintaining a focus on personal, efficient, and friendly service.

•	The company has $2.4 billion in assets, $2.1 billion in total deposits, and $0.5 billion in total loans, as of June 30, 2026.

•	El Dorado’s current products and services are primarily targeted for the consumer market.

What makes this company so attractive to UMB?

•

El Dorado met all our requirements for this type of transaction: strategic alignment, a strong cultural and financial fit, and the potential to support future growth of our diversified financial services model. Upon closing, this merger will strengthen our presence in California and expand UMB’s branch network to Nevada.

•	Both companies have a long and proud history of serving customers through all economic cycles.

•	UMB and El Dorado have strong cultures where personalized customer service and satisfaction are a top priority. We share similar corporate values and high levels of involvement in our communities.

•	Following closing, we expect to offer El Dorado’s customers with additional products and services that UMB provides.

RULES OF ENGAGEMENT

If an associate from El Dorado reaches out to me (in person, by phone, email, or LinkedIn) about job opportunities posted or otherwise at UMB, can I encourage them to apply?

•

As part of the rules of engagement, each company continues to operate independently, until the close of the transaction. This means UMB is prohibited from soliciting El Dorado employees for employment opportunities.

•	Knowing that El Dorado employees may contact UMB associates about job openings or apply to our job postings, below is guidance for navigating such situations.

When communicating with El Dorado employees, avoid:

•	Sending links to UMB job postings.

•	Encouraging them to submit a job application.

•	Implying they will be selected for a role.

•	Sharing information about a UMB team, open position or UMB’s business that is not public knowledge.

When communicating with El Dorado employees, you can:

•	Acknowledge their correspondence.

•	Direct them back to their HR team at El Dorado on all employment matters.

•	State that UMB is currently evaluating talent needs, but specific employment decisions have not been made.

If I speak with an associate from El Dorado – for example, an associate who visits my branch – are there topics I should avoid?

•

It is natural that El Dorado associates are eager to learn more about UMB and our associates, and it is perfectly acceptable for you to share your associate experience if you feel comfortable doing so. If asked, you may share the names of the systems or platforms we use to conduct business, because that information is likely visible to our customers or the public. What you may not share is any proprietary information, such as customer data or customer pricing information.

•

In addition, you should not speculate on anything related to employment of El Dorado associates after close. You are asked to direct them back to the El Dorado Human Resources team if they have employment-specific questions. Please remember that your personal compensation and incentive plan details are private information that you are not obligated to discuss.

UMB Associate Q&A | Page 2

When will El Dorado associates know if their job will transition to UMB?

•

Until the sale is approved and closes (expected in Q1 2027), our two companies continue to operate independently and it is business as usual, and as such, UMB cannot make employment decisions or offers to El Dorado associates. During the integration planning process, we will analyze staffing needs and plan for integration but cannot implement those plans until closing. After the sale closes, we are committed to notifying any impacted El Dorado associates in a respectful manner and providing severance benefits comparable to those provided pursuant to the more favorable of the UMB severance plan or El Dorado severance plan. In the meantime, we have directed El Dorado associates to the UMB Benefits Hub to learn more about our benefits and culture at UMB.

INTEGRATION PLANNING AND WHAT’S NEXT

How will the integration process be managed?

•

Now that the announcement has been made, we will begin the integration planning process. Our goal is to determine the best ways to combine our businesses, people and technology. This will involve participation and input from all areas of the company. Teams will be identified to begin work on integration strategies and timelines. During this time, neither company may direct the business activities of the other. We can plan for integration but cannot implement those plans until closing.

Are we allowed to interact with El Dorado associates?

•

Until closing, we continue to operate as separate entities. This means we cannot share any competitively sensitive information, including client data. The greatest sensitivities relate to any sharing of customer pricing information. We also cannot direct El Dorado’s associates in the conduct of El Dorado’s business.

•	If you receive a request for information, please send the request to Matt Matzen or John McCarter from Corporate Development or Amy Harris or Nate Keller from Legal.

•

Criminal hackers frequently target organizations involved in time-sensitive financial events such as mergers and acquisitions. We remind associates to remain extra vigilant when reviewing external emails, phone calls, text messages and any form of online communication before clicking any links or opening attachments.

•	Please familiarize yourself with the rules of engagement (do’s and don’ts) related to this transaction, which are available on The Vault.

When will the sale be finalized?

•

The transaction is subject to customary closing conditions, including regulatory approvals and the approval of El Dorado’s shareholders, and is expected to close in the first quarter of 2027. Following that, we anticipate conversion to occur either late in the first quarter or early in the second quarter of 2027.

Will El Dorado branches change their names to UMB Bank?

•

Over time and after close, we will establish one bank brand where El Dorado branches become UMB Bank. The benefits of one go-to-market name are numerous and will help alleviate customer confusion while achieving greater brand awareness in our markets.

What immediate changes can be expected?

•	No changes will occur at this time. Until the transaction is officially closed, both companies will operate independently of each other as normal.

UMB Associate Q&A | Page 3

What happens after closing?

•

UMB will partner with its new associates to ensure a smooth transition and onboarding experience for them and their customers. We will implement integration plans and begin the process of joining the two companies. We anticipate conversion to occur either late in the first quarter or early in the second quarter of 2027.

ASSOCIATE CONSIDERATIONS

What does this mean for UMB associates and El Dorado associates?

•

For UMB associates, this is an opportunity to learn from another great company with exceptional talent and expand your UMB network. This is also an opportunity for us to live our vision – demonstrating TUCE in every interaction as we grow our company and customer base.

•

For El Dorado associates, we recognize this is a big change. We are excited about meeting and welcoming our counterparts, sharing the way we work and our approach to TUCE with them. We look forward to the experience of building our teams together after the sale is closed and leveraging the synergies across job types and career aspirations for our new associates.

Will all El Dorado associates join UMB?

•

Between the announcement of the sale and the close of the sale, extensive research will be undertaken to understand the optimal staffing model. Until that process is complete, it is too soon to fully know how staffing levels will be impacted. At this time, our plan is to retain the El Dorado Consumer associates who have customer-facing roles. We do not presently anticipate any changes to current UMB positions as a result of the acquisition..

•	No changes to El Dorado leadership will take place at the time of the announcement, and we will continue to leverage input from the El Dorado leadership team as we plan for integration.

CUSTOMER COMMUNICATION

What do we say to UMB customers?

•

As stated above, it’s business as usual. Nothing changes for UMB customers or for El Dorado customers until after the acquisition closes. If a customer expresses concern, please refer them to your manager.

When will UMB communicate to El Dorado customers?

•

UMB expects to begin communication with El Dorado customers regarding plans for the post-closing transition upon receipt of regulatory approval, subject to applicable restrictions and coordination with El Dorado. Until the deal is closed, UMB and El Dorado remain and operate as independent companies.

UMB Associate Q&A | Page 4

ADDITIONAL INFORMATION

Vault hub for information

•

A dedicated page of The Vault (Acquisition Resources) will provide information and updates as we move through all steps of the acquisition process. The Acquisition Resources page can be accessed from the One UMB tab located on the main menu of The Vault.

Where can I learn more about El Dorado Savings Bank?

•	Visit the company’s website for more information: eldoradosavingsbank.com.

UMB Associate Q&A | Page 5

Cautionary Note Regarding Forward Looking Statements

This communication may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties. Any statements about UMB Financial Corporation’s (“UMB”), El Dorado Savings Bank, F.S.B. (“El Dorado”) or the combined company’s plans, objectives, expectations, strategies, beliefs, or future performance or events constitute forward-looking statements. Such statements are generally identified as those that include words or phrases such as “believes,” “expects,” “anticipates,” “plans,” “trend,” “objective,” “continue,” or similar expressions or future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “may,” or similar expressions. Forward-looking statements involve known and unknown risks, uncertainties, assumptions, estimates, and other important factors that change over time and could cause actual results to differ materially from any results, performance, or events expressed or implied by such forward-looking statements. Such forward-looking statements include but are not limited to statements about the benefits of the business combination transaction involving UMB and El Dorado (the “Transaction”), including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts.

These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those projected. In addition to factors previously disclosed in UMB’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”), the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the occurrence of any event, change, or other circumstance that could give rise to a right to terminate the definitive merger agreement relating to the Transaction; the outcome of any legal proceedings that may be instituted against UMB or El Dorado; the possibility that the Transaction does not close when expected or at all because required regulatory, stockholder, or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Transaction); the risk that the benefits from the Transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which UMB and El Dorado operate; instability in global economic conditions and geopolitical matters and impacts related to or resulting from instability in the Middle East and Russia’s military action in Ukraine; changes in U.S. trade policies, including the imposition of tariffs and retaliatory tariffs; the impact of pandemics and other catastrophic events or disasters on the global economy and financial market conditions and UMB’s business, results of operations, and financial condition; the impacts related to or resulting from bank failures and other volatility, including potential increased regulatory requirements and costs, such as Federal Deposit Insurance Corporation (the “FDIC”) special assessments, long-term debt requirements and heightened capital requirements, and potential impacts to macroeconomic conditions, which could affect the ability of depository institutions, including UMB’s bank subsidiary, to attract and retain depositors and to borrow or raise capital; unexpected outflows of uninsured deposits which may require UMB to sell investment securities at a loss; changing interest rates which could negatively impact the value of UMB’s portfolio of investment securities; the loss of value of UMB’s investment portfolio which could negatively impact market perceptions of UMB and could lead to deposit withdrawals; the effects of social media on market perceptions of UMB and banks generally; cybersecurity risks; uncertainty in U.S. fiscal and monetary policy, including the interest rate policies of the Board of Governors of the Federal Reserve System (the “Federal Reserve”); volatility and disruptions in global capital, foreign exchange and credit markets; movements in interest rates; changes in policies and standards for regulatory review of bank mergers; the nature, extent, timing, and results of governmental actions, examinations, reviews, reforms, regulations, and interpretations, including those related to the Dodd-Frank Wall Street Reform and Consumer Protection Act and the Basel III regulatory capital reforms, as well as those involving the SEC, the Office of the Comptroller of the Currency, the Federal Reserve, the FDIC, the Consumer Financial Protection Bureau and state-level regulators; the ability to promptly and effectively integrate the businesses of UMB and El Dorado; the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; reputational risk and potential adverse reactions of UMB’s or El Dorado’s customers, employees or other business partners, including those resulting from the announcement or completion of the Transaction; the dilution caused by UMB’s issuance of additional shares of its capital stock in connection with the Transaction; and the diversion of management’s attention and time from ongoing business operations and opportunities to merger-related matters.

These factors are not necessarily all of the factors that could cause UMB’s, El Dorado’s or the combined company’s actual results, performance, or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other factors, including unknown or unpredictable factors, also could harm UMB’s, El Dorado’s or the combined company’s results.

All forward-looking statements attributable to UMB or persons acting on UMB’s behalf, are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made, and UMB does not undertake or assume any obligation to update publicly any of these statements to reflect actual results, new information or future events, changes in assumptions, or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If UMB updates one or more forward-looking statements, no inference should be drawn that UMB will make additional updates with respect to those or other forward-looking statements. Further information regarding UMB and factors which could affect the forward-looking statements contained herein can be found in UMB’s Annual Report on Form 10-K for the fiscal year ended December  31, 2025 (available at https://www.sec.gov/Archives/edgar/data/101382/000119312526076496/umbf-20251231.htm), and its other filings with the SEC.

Additional Information About the Transaction and Where to Find It

In connection with the Transaction, UMB intends to file a registration statement on Form S-4 with the SEC. The registration statement will include a prospectus of UMB. The definitive prospectus will be sent to the shareholders of El Dorado. In addition, shareholders of El Dorado will receive an information statement / proxy and other relevant materials in connection with the proposed transaction in accordance with applicable law. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM S-4, AS WELL AS ANY OTHER DOCUMENTATION RECEIVED IN CONNECTION WITH THE TRANSACTION, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING UMB, El DORADO, THE TRANSACTION AND RELATED MATTERS. Shareholders will be able to obtain a free copy of the definitive prospectus, as well as other filings containing information about UMB and El Dorado, without charge, at the SEC’s website (http://www.sec.gov). Copies of the prospectus and the filings with the SEC that will be incorporated by reference in the prospectus can also be obtained, without charge, by directing a request to UMB Financial Corporation, Attention: Corporate Secretary, 1010 Grand Boulevard, Kansas City, Missouri 64106 or to El Dorado Savings Bank, F.S.B., Attention: Corporate Secretary, 4040 El Dorado Road, Placerville, California 95667.

Before making any voting or investment decision, investors and security holders are urged to read carefully the entire registration statement and other related information when they become available, including any amendments thereto, because they will contain important information about the proposed Transaction. Free copies of these documents may be obtained as described above.

UMB, El Dorado and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of El Dorado in connection with the Transaction. Information regarding the directors and executive officers of each of UMB and El Dorado will be set forth in the registration statement on Form S-4 and the prospectus, as well as other related documents, to be filed or provided by UMB and/or El Dorado.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.